UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate be check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated May 30, 2012, entitled “VIRYANET REPORTS FIRST QUARTER 2012 RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	President and Chief Executive Officer

Date: May 30, 2012

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on May 30, 2012, entitled “VIRYANET REPORTS FIRST QUARTER 2012 RESULTS”.

Exhibit 99.1

May 30, 2012

ViryaNet Reports First Quarter 2012 Results

Record Net Income, Quarterly Revenues Up 38% Year-Over-Year

WESTBOROUGH, MA, May 30, 2012 - ViryaNet Limited (OTCQB: VRYAF), a leading provider of software solutions that optimize the planning, execution, and monitoring of service processes for mobile workforces, announced financial results for the first quarter of 2012.

For the quarter ended March 31, 2012, ViryaNet reported total revenues of $3.2 million, a 38% increase compared to the same period in 2011. Licenses revenues increased by 146.5%, from $0.2 million in the first quarter of 2011 to $0.5 million in the first quarter of 2012. Maintenance and services revenues increased by 26.6%, to $2.6 million in the first quarter of 2012 compared to $2.1 million in the first quarter of 2011. Net income for the first quarter was $416,000, or $0.11 basic and $0.10 diluted income per share, compared to net loss of $245,000, or $0.07 basic and diluted loss per share, for the same period in 2011.

ViryaNet’s cash position on March 31, 2012 was approximately $437,000, as compared to $104,000 on December 31, 2011. ViryaNet’s short and long-term bank debt balance was reduced during the quarter, by $0.1 million. The Days Sales Outstanding (DSO) for ViryaNet on March 31, 2012 was 28 days compared to 33 days on December 31, 2011.

The financial results for the first quarter of 2012 are disclosed in the attached table.

“We are very pleased with the results of the first quarter, which continued the momentum of the last two quarters of 2011. We entered 2012 with 25% higher booking as compared to the previous year and we were able to demonstrate an impressive 38% growth in revenues in the first quarter of 2012, as compared to the first quarter of the prior year, and 20% growth compared to the last quarter of 2011. During this quarter we achieved a record net income of $0.42 million and delivered the highest quarterly services revenue in three years. In addition, we have recognized during the quarter multiple new license deals with existing and new customers, through our direct sales and through major partners in North America, South America and Eastern Europe”, stated Memy Ish-Shalom, the President and Chief Executive Officer of ViryaNet.

For purposes of the above period-over-period comparisons, the results of ViryaNet’s former subsidiaries ViryaNet PTY and ViryaNet Europe Ltd., which were disposed in 2011, have been reclassified to discontinued operations for the three months ended March 31, 2011.

Click here to download financial results for the first quarter of 2012.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce ManagementTM, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website, follow us on twitter, or call us: 800-661-7096.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on May 14, 2012, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###

Press Contact:

Dolores Fallon

ViryaNet, Ltd

508-490-8600, ext 5917

Dolores.Fallon@viryanet.com

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2011	March 31, 2012
	Audited	Unaudited
Assets

CURRENT ASSETS:
Cash and cash equivalents	$104	$437
Restricted cash deposits	140	140
Trade receivables	878	981
Other accounts receivable and prepaid expenses	271	228

Total current assets	1,393	1,786

NON-CURRENT ASSETS:
Severance pay fund	1,001	1,092
Long-term receivable	183	169
Other	25	42

Total non-current assets	1,209	1,303

PROPERTY AND EQUIPMENT, net	93	87

GOODWILL	6,516	6,516

Total assets	$9,211	$9,692

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2011	March 31, 2012
	Audited	Unaudited
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$115	$122
Current maturities of long-term bank loans	498	536
Trade payables	717	464
Deferred revenues	2,587	3,080
Other accounts payable and accrued expenses	2,004	1,658

Total current liabilities	5,921	5,860

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	1,001	865
Long-term convertible debt	502	499
Long-term deferred revenues	—	111
Long-term deferred rent payable	82	82
Accrued severance pay	1,435	1,497

Total long-term liabilities	3,020	3,054

SHAREHOLDERS’ EQUITY:
Share capital	4,655	4,807
Additional paid-in capital	116,338	116,278
Accumulated deficit	(120,723)	(120,307)

Total shareholders’ equity	270	778

Total liabilities and shareholders’ equity	$9,211	$9,692

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. U.S. dollars in thousands, except share and per share data)

	Three months ended March 31
	2011	2012
Revenues:
Software licenses	$217	$535
Maintenance and services	2,072	2,623

Total revenues	2,289	3,158

Cost of revenues:
Software licenses	19	50
Maintenance and services	936	1,071

Total cost of revenues	955	1,121

Gross profit	1,334	2,037

Operating expenses:
Research and development	458	292
Selling and marketing	635	750
General and administrative	426	469

Total operating expenses	1,519	1,511

Income (loss) from operations	(185)	526

Financial expenses, net	(61)	(95)

Income (loss) from continuing operations before taxes	(246)	431
Taxes on income	—	15

Income (loss) from continuing operations	$(246)	$416

Net income from discontinued operations (1)	1	—

Net income (loss)	$(245)	$416

Basic income (loss) per share
Continuing operations	$(0.07)	$0.11
Discontinued operations	0.00	—

Basic income (loss) per share	$(0.07)	$0.11

Diluted income (loss) per share
Continuing operations	$(0.07)	$0.10
Discontinued operations	0.00	—

Net income (loss)	$(0.07)	$0.10

Weighted average number of shares used in computation of basic income (loss) per share	3,592,739	3,847,210
Weighted average number of shares used in computation of diluted income (loss) per share	3,592,739	4,217,444

(1)	The results of operations of the Company’s former subsidiaries, ViryaNet PTY and ViryaNet Europe, which were disposed in 2011, for the comparable three months ended March 31, 2011 have been reclassified to remove the operations of these entities from the Company’s revenues and expenses, collapsing the net income or loss from these operations into a single line within discontinued operations.